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                        SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 15

     Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                         Commission File Number    000-23689

                           Griffin Industries, Inc.
             (Exact name of registrant as specified in its charter)

  1111 Third Avenue, 25th Floor, Seattle, Washington 98101 (206) 326-8090 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                         Common Stock, $.001 Par Value
           (Title of each class of securities covered by this Form)

                                    None
           (Titles of all classes of securities for which a duty
            to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    [X]     Rule 12h-3(b)(1)(ii)     [ ]
     Rule 12g-4(a)(1)(ii)   [ ]     Rule 12h-3(b)(2)(i)      [ ]
     Rule 12g-4(a)(2)(i)    [ ]     Rule 12h-3(b)(2)(ii)     [ ]
     Rule 12g-4(a)(2)(ii)   [ ]     Rule 15d-6               [ ]
     Rule 12h-3(b)(1)(i)    [ ]

Approximate number of holders of record as of the certification or notice date: 130

Pursuant to the requirements of the Securities Exchange Act of 1934, Griffin Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: November 16, 1998                 BY: /s/ Landon Barretto
                                        Landon Barretto, President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.